November 20, 2019

Loren Starr
Senior Managing Director and Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309

       Re: Invesco Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-13908

Dear Mr. Starr:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance